Exhibit 2.1

SECOND AMENDMENT TO

AGREEMENT AND PLAN OF REORGANIZATION

This Second Amendment (this “Amendment”) to the Agreement and Plan of Reorganization, dated as of May 20, 2019, as amended on October 30, 2019 (the “Merger Agreement”), by and among Pivotal Acquisition Corp., a Delaware corporation (“Parent”), Pivotal Merger Sub Corp., a Delaware corporation (“Merger Sub”), LD Topco, Inc., a Delaware corporation (“Company”), and Carlyle Equity Opportunity GP, L.P., a Delaware limited partnership, solely in its capacity as the initial Representative thereunder (“Carlyle”), is entered into as of December 16, 2019 by and among Parent, Merger Sub, the Company and Carlyle. All capitalized terms used in this Amendment and not otherwise defined herein shall have the respective meanings given to such terms in the Merger Agreement.

RECITALS

WHEREAS, the parties to the Merger Agreement desire to amend the Merger Agreement as expressly provided in this Amendment, including (i) to modify Section 5.17(a) of the Merger Agreement to reduce the number of shares of Founder Common Stock that will be subject to transfer restrictions from 1,100,000 to 550,000 and (ii) to amend Sections 1.12 and 5.17(a) of the Merger Agreement to allow for vesting of the shares described therein in connection with a Change in Control (as defined herein).

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows;

1. Amendment to Section 1.12. Section 1.12 of the Merger Agreement is hereby amended and restated in its entirety and replaced for all purposes of the Merger Agreement with the following:

The Company Stockholders shall be issued their pro rata portion of an aggregate of 2,200,000 Contingent Shares if during the five (5) year period following the Closing Date (x) a Change in Control occurs or (y) the reported closing sale price of the Parent Common Stock equals or exceeds $13.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations or other similar actions) for any consecutive twenty (20) trading days. The Contingent Shares shall be issued immediately prior to a Change in Control (or, with regard to the foregoing clause (y), within ten days after such condition has been satisfied) with no action being required on the part of the Company Stockholders (and the Parties hereby agree that the rights to receive the Contingent Shares shall not be evidenced by negotiable certificates, and the Parties will not take any action to make such rights “readily marketable” (as such term is used in Revenue Procedure 84-42)). Any Contingent Shares payable hereunder shall be treated as comprised of two components, respectively a principal component and an interest component, the amounts of which shall be determined as provided in Treasury Regulation Section 1.483-4(b) example (2) using the 3-month test rate of interest provided for in Treasury Regulation Section 1.1274-4(a)(1)(ii) employing the semi-annual compounding period. As to any such payment of Contingent Shares to each former holder of Company stock, shares representing the principal component (with a value equal to the principal component) and shares representing the interest component (with a value equal to the interest component) shall be represented by separate share certificates.

2. Amendment to Section 5.17(a). Section 5.17(a) of the Merger Agreement is hereby amended and restated in its entirety and replaced for all purposes of the Merger Agreement with the following:

The Founder will, and Parent will cause the Founder to, enter into a Founder Lock-Up Agreement with the Parent in the form attached hereto as Exhibit D (“Founder Lock-Up Agreement”) pursuant to which an aggregate of 550,000 shares of Founder Common Stock will be subject to restrictions on transfer which restrictions will be removed only if during the five (5) year period following the Closing Date (x) a Change in Control occurs or (y) the last reported sale price of the Parent Common Stock equals or exceeds $15.00 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations or other similar actions) for any consecutive twenty (20) trading days. If no Change in Control occurs and the last reported sale price of the Parent Common Stock does not equal or exceed $15.00 within the required time period, such shares of Founder Common Stock will be forfeited to Parent for no consideration on the day after the fifth anniversary of the Closing Date.

3. “Change in Control” Definition. The following definition shall be included within Section 8.2 of the Merger Agreement:

the term “Change in Control” shall mean a transaction or event that would constitute a “Change of Control” as defined in those certain 8.00% convertible debentures of Parent, dated as of December 16, 2019;

4. Remaining Provision; References. Except as expressly modified by this Amendment, the Merger Agreement shall remain in full force and effect. Each reference in the Merger Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import referring to the Merger Agreement, and each reference in any other document relating to the “Merger Agreement,” “thereunder,” “thereof” or words of like import referring to the Merger Agreement, means and references the Merger Agreement as amended by this Amendment.

5. Miscellaneous. Sections 8.2 (Interpretation), 8.3 (Counterparts; Electronic Delivery), 8.7 (Governing Law), 8.8 (Consent to Jurisdiction; WAIVER OF TRIAL BY JURY), 8.9 (Rules of Construction) and 8.11 (Amendment) of the Merger Agreement shall apply to this Amendment, mutatis mutandis.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be duly executed as of the date first above written.

PIVOTAL ACQUISITION CORP.

By:	/s/ Jonathan Ledecky
Name: Jonathan Ledecky
Title: CEO

PIVOTAL MERGER SUB CORP.

By:	/s/ Jonathan Ledecky
Name: Jonathan Ledecky
Title: CEO

LD TOPCO, INC.

By:	/s/ Christopher J. Weiler
Name: Christopher J. Weiler
Title: CEO

CARLYLE EQUITY OPPORTUNITY GP, L.P.

By: CARLYLE EQUITY OPPORTUNITY GP, L.L.C., as its general partner

By:	/s/ William Darman
Name: William Darman
Title: Managing Director

[Signature Page to Amendment]